Exhibit 99.1

THE COMPANY'S SUBSIDIARY, PLAZA CENTERS N.V., ANNOUNCES
RESTRUCTURING PROCESS UPDATE

Tel Aviv, Israel, March 27, 2014, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that its subsidiary, Plaza Centers N.V. (LSE: PLAZ, WSE: PLZ/PLAZACNTR) (“Plaza”), has announced further to the Company’s announcements made on November 20, 2013 regarding Plaza’s debt restructuring process, that Plaza has agreed, based on comments and input provided by Hermetic and Reznik, Paz & Nevo, the trustees of the Israeli Series A and Series B Notes, respectively (“Trustees”), to make certain commercial amendments to the debt restructuring plan (the “Amended Plan”) that will be submitted to the competent court in the Netherlands in the near future and, immediately thereafter, published on the Plaza’s website.

Plaza clarified that, although the Trustees support the Amended Plan, they are not in a position to bind the noteholders and actual approval of the Amended Plan and its terms remains subject to the creditors’ voting, which is scheduled to be held on June 26, 2014, at 10:00 am CET, in the Herzberg Hall of the District Court of Amsterdam.

Plaza provided a general, high-level and non-exhaustive brief summary of the material agreed-upon commercial terms as listed below:

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The Amended Plan shall be contingent upon the injection of a fresh ˆ20 million into Plaza (“Equity Contribution”), and will become effective only once the placing of the Equity Contribution shall have been occurred.

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Plaza shall issue to holders of unsecured debt (i.e., outstanding debt under the Israeli Series A and B Notes and the Polish Notes) (“Unsecured Debt”) 13.5% of the Plaza's shares (post the Equity Contribution) for no consideration. Such issuance of shares will be distributed among the holders of Unsecured Debt pro rata to the relative share of each relevant creditor in the Deferred Debt ("Deferred Debt Ratio").

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All principal payments due during the years 2013-2015 of any Unsecured Debt (“Deferred Debt”) shall be deferred for three years from the date of approval of the Amended Plan by the court in the Netherlands (“Approval Date”). If within two years from the Approval Date Plaza manages to repay 50% of the Unsecured Debt, then the remaining principal payments shall be deferred for an additional one year.

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Interest payments for the Unsecured Debt that were due during the suspension of payments period, will be added to the principal and paid together with it. Following the removal of the suspension of payments order (“Effective Date”), interest payments will be paid on their due dates.

•	As of January 1, 2014, the annual interest rate of the Unsecured Debt shall be increased by 1.5%.

•	Following the Effective Date, Plaza shall pay to the holders of the Unsecured Debt an amount of ˆ10.5 million on account of 2014 interest payments.

•	Plaza, its directors and officers and the Company shall be fully released from claims.

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Following the Effective Date, Plaza will have to assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of the Unsecured Debt, to be allocated among the holders of Unsecured Debt in accordance with the Deferred Debt Ratio.

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Plaza will be allowed to execute actual investments only if the Plaza's cash reserves contain an amount equal to general and administrative expenses and interest payments for the Unsecured Debt for a six-month period (for this purpose also receivables with a high probability of being collected in the subsequent six-month period will be taken in account for the required minimal cash reserve).

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054

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The Amended Plan shall also include, inter alia: (i) certain limitations on distribution of dividends and incurring of new indebtedness; (ii) negative pledge on direct and indirect holdings of Plaza's on real estate assets; (iii) financial covenants and undertakings of Plaza with respect to the sale and financing of certain projects and investment in new projects; and (iv) commitment to publish quarterly financial statements as long as the Unsecured Debt is outstanding.

Plaza also noted that the Amended Plan is yet to be finalized, therefore the above only provides a summary of the key material points without going into specific details. Plaza intends to provide  details of the Amended Plan, once submitted to the Dutch court, on Plaza's website under Investor relations/ Debt restructuring:  http://www.plazacenters.com/index.php?p=debt_restructuring.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, the information under the caption “Risk Factors” in our registration statement on Form F-1, filed with the Securities & Exchange Commission on March 12, 2014 and Item 3.D of our annual report on Form 20-F/A for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Tal Shani
Corporate Secretary
Tel: +972-3-608-6056
tals@elbitimaging.com